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                              September 18, 2020

       Jay Taragin
       Chief Financial Officer
       One Judith Acquisition Corp
       640 Fifth Avenue, 12th Floor
       New York, NY 10019

                                                        Re: One Judith
Acquisition Corp
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
4, 2020
                                                            CIK 0001812234

       Dear Mr. Taragin:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement

       Cover Page

   1. We note the revisions here and elsewhere in the draft registration statement related to the amount placed in trust
and establishment of a restricted account. Please revise here and throughout the
registration statement as appropriate to further distinguish these provisions from other
special-purpose acquisition companies    recently effective registration
                                                        statements. Please
revise to explain how establishment of the restricted account    will help
                                                        [you] to attract
investors who are more likely to be long-term holders of [your] stock and who will remain
stockholders after [your] initial business combination,    as noted on pages
                                                        18 and 19. Please
revise to explain how    this feature will discourage [you] from pursuing
                                                        an initial business
combination that most of [your] stockholders do not wish to participate
 Jay Taragin
One Judith Acquisition Corp
September 18, 2020
Page 2
      in.    Please revise to clarify that you could still pursue an initial business combination
      even if 84% of your investors choose to redeem.
       You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact
Ronald (Ron) Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameJay Taragin
                                                             Division of
Corporation Finance
Comapany NameOne Judith Acquisition Corp
                                                             Office of Real
Estate & Construction
September 18, 2020 Page 2
cc:       Raphael M. Russo
FirstName LastName